AB 6/29

SE 06009251 MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

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SEC FILE NUMBER
8- 52003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOHERTY & CO., LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 AVENUE OF THE STARS, SUITE 1800
(No. and Street)

CENTURY CITY (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL DOHERTY (310) 788-1462
or MICHAEL HOFFMAN, CPA @ (310) 230-4145 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOFFMAN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

16321 PACIFIC COAST HIGHWAY, SUITE C PACIFIC PALISADES, CA 90272
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 11 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

KH 7/7/06

State of California
County of Los Angeles

OATH OR AFFIRMATION

I, MICHAEL DOHERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOHERTY + CO., LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael Doherty
Signature

PRESIDENT
Title

Teresa C Kent
Notary Public

TERESA C. KENT
Commission # 1370249
Notary Public - California
Los Angeles County
My Comm. Expires Aug 15, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOFFMAN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
MICHAEL T. HOFFMAN, CPA
hoffmancpa@aol.com
16321 PACIFIC COAST HIGHWAY, SUITE C
PACIFIC PALISADES, CALIFORNIA 90272
TELEPHONE 310 230-4145
FACSIMILE 310 230-1098

Independent Auditors Report

Board of Directors
Doherty & Co., LLC

We have audited the accompanying statement of financial condition of Doherty & Company., LLC as of December 31, 2005, and the related statement of income, and changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Doherty & Co.,LLC at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Hoffman Accountancy Corporation
February 25, 2006

Doherty & Co., LLC
Supplementary Information
As of December 31, 2005

. Computation fo Reserve Requirements Pursuant to Rule 15c3-3:

Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) "Special Account for the Exclusive Benefit of Customers"

. Information Relating to Possession or Control Requirements under Rule 15c3-3:

Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) "Special Account for the Exclusive Benefit of Customers"

See accountants report